August 18, 2005





Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:    Almost Family, Inc.
       Form 10-K for the fiscal year ended December 31, 2004 Filed
       March 31, 2005
       File No. 1-09848

Dear Mr. Rosenberg:

Almost Family, Inc. is in the process of preparing a response to your letter of inquiry regarding the annual report identified above. We have completed the initial draft of the response and have circulated it among our professional advisors. We now anticipate the response will be completed and forwarded to you by August 26, 2005.

If this is an unacceptable timeframe or if you have any questions, please do not hesitate to contact me at 502-891-1000. Thank you for your consideration.

                               Sincerely,


                               /s/ C. Steven Guenthner
                               ----------------------
                               C. Steven Guenthner
                               Senior Vice President &
                               Chief Financial Officer